UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

February 1, 2005

Ronald O. Mueller
Gibson, Dunn & Crutcher LLP
1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306

Act: 1934
Section:
Rule: 14A-8
Public Availability: 2/1/2005

Re: Intel Corporation
Incoming letter dated January 7, 2005

Dear Mr. Mueller:

This is in response to your letters dated January 7, 2005 and January 12, 2005 concerning the shareholder proposals submitted to Intel by Edward P. Olson and the Sheet Metal Workers' National Pension Fund. We also have received letters on behalf of Mr. Olson dated January 10, 2005 and January 14, 2005. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponents.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

05003340

Sincerely,

Jonathan A. Ingram
Deputy Chief Counsel

PROCESSED
FEB 07 2005
THOMSON FINANCIAL

Enclosures

cc: John Chevedden
2215 Nelson Ave., No. 205
Redondo Beach, CA 90278

Matthew Hernandez
Corporate Governance Advisor
Sheet Metal Workers' National Pension Fund
601 N. Fairfax Street, Suite 500
Alexandria, VA 22314

GIBSON, DUNN & CRUTCHER LLP

LAWYERS

A REGISTERED LIMITED LIABILITY PARTNERSHIP
INCLUDING PROFESSIONAL CORPORATIONS

1050 Connecticut Avenue, N.W. Washington, D.C. 20036-5306
(202) 955-8500
www.gibsondunn.com

rmueller@gibsondunn.com

January 7, 2005

Direct Dial
(202) 955-8671
Fax No.
(202) 530-9569

Client No.
C 42376-00006

VIA HAND DELIVERY

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: *Stockholder Proposal of Edward P. Olson*
Securities Exchange Act of 1934—Section 14(a), Rule 14a-8

Dear Ladies and Gentlemen:

This letter is to inform you that it is the intention of our client, Intel Corporation ("Intel"), to omit from its proxy statement and form of proxy for its 2005 Annual Stockholders' Meeting (collectively, the "2005 Proxy Materials") a stockholder proposal and a statement in support thereof (the "Proposal") received from Edward P. Olson, who has appointed John Chevedden as his representative for this matter (the "Proponent"). The Proposal, which Intel received on November 1, 2004, is attached hereto as Exhibit A.

On behalf of our client, we hereby notify the staff of the Division of Corporation Finance (the "Staff") of Intel's intention to exclude the Proposal from the 2005 Proxy Materials on the basis set forth below, and we respectfully request that the Staff concur in our view that the Proposal may be excluded under Rule 14a-8(b) and Rule 14a-8(f)(1) because the Proponent did not provide the requisite proof of continuous stock ownership in response to Intel's request for that information and under Rule 14a-8(i)(3) because the Proposal is vague and misleading. Should the Staff not concur in this view, we request that the Staff concur that the Proposal is materially false and misleading in violation of Rule 14a-8(i)(3) and that Intel may omit the Proponent's identifying information pursuant to Rule 14a-8(l)(1). In addition, should the Staff not concur that the Proposal is excludable, we request that the Staff concur that a second proposal, received from the Sheet Metal Workers' Union on November 30, 2004 (the "Union

Proposal") substantially duplicates the Proposal and, therefore, may be properly omitted from Intel's 2005 Proxy Materials pursuant to Rule 14a-8(i)(11).

Pursuant to Rule 14a-8(j), enclosed herewith are six (6) copies of this letter and its attachments. Also, in accordance with Rule 14a-8(j), a copy of this letter and its attachments is being mailed on this date to the Proponent, informing him of Intel's intention to omit the Proposal from the 2005 Proxy Materials. Pursuant to Rule 14a-8(j), this letter is being filed with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before Intel files its definitive 2005 Proxy Materials with the Commission. On behalf of Intel, we hereby agree to promptly forward to the Proponent any Staff response to this no-action request that the Staff transmits by facsimile to us only.

ANALYSIS

I. The Proposal May Be Excluded under Rule 14a-8(b) and Rule 14a-8(f)(1) Because the Proponent Did Not Provide the Requisite Proof of Continuous Stock Ownership in Response to Intel's Request for that Information.

We believe that Intel may exclude the Proposal under Rule 14a-8(f)(1) because the Proponent did not substantiate his eligibility to submit the Proposal under Rule 14a-8(b). Rule 14a-8(b)(1) provides, in part, that "[i]n order to be eligible to submit a proposal, [a stockholder] must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date [the stockholder submits] the proposal." The Proponent submitted the Proposal to Intel by a letter dated October 25, 2004 that was received by Intel via facsimile on November 1, 2004. That letter did not include evidence demonstrating that the Proponent satisfied Rule 14a-8(b) but did state in the "Notes" section accompanying the Proposal that "Verification of stock ownership will be forwarded." *See* Exhibit A. Moreover, the Proponent does not appear in the records of Intel's stock transfer agent as a stockholder of record. Accordingly, in a letter dated November 10, 2004, which was sent within 14 days of Intel's receipt of the Proposal, Intel informed the Proponent of the requirements of Rule 14a-8(b), stated the type of documents that constitute sufficient proof of eligibility, and indicated that the Proponent's response had to be postmarked within 14 days of his receipt of Intel's letter. *See* Exhibit B. In addition, Intel enclosed with its notice of deficiency a copy of Rule 14a-8, which also sets forth the manner in which the Proponent could submit the required information. Intel has confirmation from the courier company that the November 10 letter was delivered to the Proponent on November 12, 2004. *See* Exhibit C.

On November 25, 2004, Rachel Kosmal, Senior Attorney at Intel, received a facsimile from the Proponent dated November 25, 2004 stating that she should contact a specified broker for the required information and providing only an email address for the specified broker. *See* Exhibit D. Even though Rule 14a-8(f) place the burden on the Proponent to provide information in response to the Company's notice of deficiency, Ms. Kosmal nevertheless emailed the specified broker requesting the necessary ownership information. *See* Exhibit E. Ms. Kosmal never received a response from the broker to this email. In sum, the Proponent did not within 14 days provide proof of beneficial ownership satisfying the requirements of Rule 14a-8(b) and, in fact, has not to date responded to Intel's notice of deficiency and request for proof of ownership.

Rule 14a-8(f) provides that a company may exclude a stockholder proposal if the proponent fails to provide evidence that he or she has satisfied the beneficial ownership requirements of Rule 14a-8(b), provided that the company timely notifies the proponent of the deficiency and the proponent fails to correct the deficiency within the required time. Intel satisfied its obligations under Rule 14a-8 in its November 10 letter to the Proponent, which clearly stated:

- the ownership requirements of Rule 14a-8(b)(1);
- the type of documentation necessary to demonstrate beneficial ownership under Rule 14a-8(b)(2)(i) and (ii); and
- that the Proponent's response had to be postmarked within 14 days after his receipt of Intel's letter.

Intel's notice also satisfied the standards set forth in Staff Legal Bulletin No. 14B ("SLB 14B"), published on September 15, 2004. In SLB 14B, the Staff indicated that if a company cannot determine whether a stockholder proponent satisfies Rule 14a-8's ownership requirements, the company should request that the stockholder provide proof of ownership that satisfies Rule 14a-8's requirements. In that regard, SLB 14B indicates that companies should use language that tracks Rule 14a-8(b), which states that the proponent must prove his or her eligibility by submitting either:

- a written statement from the "record" holder of the securities (usually a broker or bank) verifying that, at the time the stockholder proponent submitted the proposal, the stockholder proponent continuously held the securities for at least one year; or
- a copy of a filed Schedule 13D, Schedule 13G, Form 3, Form 4, Form 5, or amendments to those documents or updated forms, reflecting the stockholder proponent's ownership of shares as of or before the date on which the one-year eligibility period begins and the stockholder proponent's written statement that he or she continuously held the required number of shares for the one-year period as of the date of the statement.

As seen in Exhibit C, Intel's November 10 letter contained this language, and thus provided the Proponent with appropriate notice regarding the ownership information that was required and the manner in which the Proponent must comply with the requirements of Rule 14a-8(b). SLB 14B also recommends that companies consider including a copy of Rule 14a-8 with such notice of defects, which Intel did in its November 10 letter.

On numerous occasions, the Staff has taken a no-action position concerning a company's omission of a stockholder proposal based on a proponent's failure to provide evidence of his or her eligibility under Rules 14a-8(b) and (f)(1). *See Intel Corp.* (avail. Jan. 29, 2004); *Motorola, Inc.* (avail. Sept. 28, 2001); *Target Corp.* (avail. Mar. 12, 2001); *Saks Inc.* (avail. Feb. 9, 2001); *Johnson & Johnson* (avail. Jan. 11, 2001). The Staff has extended a proponent's correction period beyond 14 days only upon finding deficiencies in the company's communication. *See, e.g., Sysco Corp.* (avail. Aug. 10, 2001); *General Motors Corp.* (avail. Apr. 3, 2001) (extending the correction period because the company's notice did not adequately describe the documentation required under Rule 14a-8(b)). In the present case, an extension of the response period is not warranted because Intel's November 10 letter notifying the Proponent of the need to present satisfactory evidence supporting his beneficial ownership of Intel's stock fully complied with the requirements of Rule 14a-8(f)(1) and SLB 14B. Furthermore, the Proponent should be aware of the need to satisfy the beneficial ownership requirements, as in the past he has submitted proposals pursuant to the stockholder proposal rules. Accordingly, we believe that Intel may exclude the Proposal under Rule 14a-8(b) and Rule 14a-8(f)(1).

II. The Proposal May Be Omitted Pursuant to Rule 14a-8(i)(3) Because It Is Vague, Indefinite and, thus, Misleading in Violation of Rule 14a-9.

Pursuant to Rule 14a-9, the Staff has consistently taken the position that a company may exclude a proposal pursuant to Rule 14a-8(i)(3) if the proposal is "vague, indefinite and, therefore, potentially misleading." *Commonwealth Energy System* (avail. Feb. 27, 1989). In SLB 14B, the Staff reaffirmed and clarified the circumstances in which companies will be permitted to exclude proposals pursuant to Rule 14a-8(i)(3), and expressly reaffirmed that vague and indefinite proposals may be subject to exclusion. A proposal may be excluded where the meaning and application of terms or the standards under the proposal "may be subject to differing interpretations." *See IDACORP, Inc.* (avail. Sept. 10, 2001) (shareholder proposal seeking to amend the company's certificate of incorporation to provide a shareholder right of recall was excluded as vague and indefinite); *CBRL Group, Inc.* (avail. Sept. 6, 2001) (shareholder proposal seeking to have the company include a full and complete disclosure in its annual report "of all expenses relating to corporate monies being used for personal benefit of officers and directors" was excluded as vague and indefinite); *H.J. Heinz Company* (avail. May 25, 2001) (shareholder proposal requesting that the company implement a human rights standards program was excluded on the grounds that it was vague and indefinite); *Exxon Corp.* (avail. Jan. 29, 1992); *Bank of New England Corp.* (avail. Feb. 5, 1990); *Fuqua Industries, Inc.* (avail. Mar. 12, 1991); *Wendy's International, Inc.* (avail. Feb. 6, 1990); and *Hershey Foods Corp.* (avail. Dec. 27, 1988). *See also Walt Disney Company* (avail. Oct. 15, 2004).

The Staff also has found that a proposal may be excluded where neither the shareholders voting on the proposal, nor Intel, would be able to determine with reasonable certainty what measures Intel would take if the proposal was approved. This principle was expressly reaffirmed in SLB 14B, which stated, in relevant part, that excluding or modifying "a statement may be appropriate where: ... the resolution contained in the proposal is so inherently vague or indefinite that neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires - this objection also may be appropriate where the proposal and the supporting statement, when read together, have the same result." SLB 14B. *See also General Electric Co.* (avail. Feb. 5, 2003); *Gannett Co., Inc.* (avail. Feb. 24, 1998); *General Electric Co.* (avail. Jan. 23, 2003) (permitting omission of a proposal where General Electric argued that the proposal was vague and indefinite because it failed to define critical terms or otherwise provide guidance on how it should be implemented); *Eastman Kodak Co.* (avail. Mar. 3, 2003), (Staff concurred with exclusion of a proposal that failed "to provide guidance on how it should be implemented"); *Philadelphia Electric Co.* (avail. Jul. 30, 1992); *Corning Incorporated* (avail. Feb. 18, 1997); *Occidental Petroleum Corporation* (avail. Feb. 11, 1991); *Wendy's International, Incorporated* (avail. Feb. 6, 1990); *North Fork Bancorporation, Incorporated* (avail. Mar. 25, 1992); and *NYNEX Corporation* (avail. Jan. 24, 1990).

As in the foregoing examples, the Proposal uses subjective and highly ambiguous terms. Specifically, the Proposal requests that Intel "take each step necessary for adoption of simple majority vote to apply...." However, the Proposal contains no definition or guidelines as to what constitutes a "simple majority vote" or as to how or by whom such a determination should be made. In particular, it is unclear whether a "simple majority vote" is intended to mean a majority of the outstanding shares entitled to vote on a matter, a majority of the shares present and entitled to vote on a matter or a majority of the votes cast on a matter. Intel's stockholders are being asked to approve a proposal that provides vague and ambiguous standards as to what additional steps, if any, Intel may be expected to take.

In addition, if Intel were to attempt to implement the Proposal, it would be left with no guidance as to what exactly would constitute a "simple majority vote." Without such guidance, Intel could potentially implement the Proposal in contravention of the intentions of the stockholders who voted for the Proposal. Therefore, if the Proposal were to be adopted, neither Intel, the Board nor Intel's stockholders could determine what additional actions, if any, would be required in connection with its implementation. The Proposal is effectively rendered meaningless because it is open-ended and subject to different interpretations.

Because of the Proposal's vagueness and indefiniteness, Intel believes it may properly be omitted from the Proxy Materials pursuant to Rule 14a-8(i)(3).

III. The Proposal Is Excludable under Rule 14a-8(i)(3), Unless Revised, Because the Proposal Is False or Misleading under Rule 14a-9.

Under Rule 14a-8(i)(3), a company may omit a shareholder proposal from its proxy materials if the proposal is contrary to any of the Commission's proxy rules and regulations, including Rule 14a-9. Rule 14a-9 provides that "no solicitation...shall be made by means of any proxy statement ... containing any statement which, at the time and in light of the circumstances under which it is made, is false or misleading with respect to any material fact, or which omits to state any material fact necessary in order to make the statement therein not false or misleading..." As discussed below, we believe that Intel may properly omit the Proposal from its 2005 Proxy Materials pursuant to Rule 14a-8(i)(3) unless the Proposal is revised because a portion of the Proposal violates Rule 14a-9.

The Proposal states that Intel requires an "... 80% vote of shares to make certain governance changes." This is materially false and misleading since Intel does not require an 80% vote for any corporate governance change, or for any other matter. According to Section 5 of Intel's Bylaws, "Except as otherwise provided by law, the Certificate of Incorporation or these Bylaws, all action taken by the holders of a majority of the voting power represented at any meeting at which a quorum is present shall be valid and binding upon the corporation." The only exceptions to the "majority of voting power represented" standard provided under Intel's Certificate of Incorporation or Bylaws are that Article III, Section 1 of the Bylaws provides that directors are elected by a plurality vote of the shares represented in person or by proxy at the stockholders annual meeting, Article 10 of Intel's Certificate of Incorporation provides that certain "business combination" transactions as defined therein require approval "by the affirmative vote of the holders of at least 66-2/3 percent of the combined voting power of the outstanding shares of stock of all classes and series of the Corporation entitled to vote generally in the election of directors," and Article 12 states that any amendment to enumerated provisions of the Certificate of Incorporation require approval by "the affirmative vote of the holders of at least 66-2/3 percent of the voting power of the then outstanding shares of stock of all classes and all series of the Corporation entitled to vote generally in the election of directors." Thus, Intel's governing documents do not require an "... 80% vote of shares to make certain governance changes." For these reasons, the Proposal is excludable under Rule 14a-8(i)(3) unless it is revised to remove references to "80%" and "79."

III. The Proponent's Identifying Information is Excludable From The Proposal pursuant to Rule 14a-8(l)(1).

Should the Staff disagree with our view that the Proposal is excludable as discussed in Sections I and II above, we respectfully request that the Staff concur that Intel may properly omit the Proponent's identifying information from the Proposal. Rule 14a-8(l)(1) permits Intel to exclude a Proponent's name, address and number of voting securities held so long as Intel includes a statement that Intel will promptly provide such information to shareowners upon receiving an oral or written request. The Proponent has included his name and address in the Proposal's second paragraph. Staff Legal Bulletin No. 14 (July 13, 2001) makes clear that the name of the Proponent, even if included in the Proposal or supporting statement thereto, may be omitted. *See also Wyeth* (avail. Dec. 23, 2003) (finding that the sentence identifying the proponent and the proponent's address was excludable). Therefore, Intel intends to omit the

Proposal's third paragraph, which contains the Proponent's name and address. Intel requests the Staff's concurrence that such language may be stricken from the Proposal.

IV. The Union Proposal is Excludable under Rule 14a-8(i)(11) Because It Substantially Duplicates the Proposal.

Should the Staff disagree with our view that the Proposal is excludable as discussed in Sections I and II above, we believe that Intel may properly omit the Union Proposal because it is substantially duplicative of the Proposal. The Union Proposal, which can found in Exhibit F, requests that Intel's Board of Directors "initiate the appropriate process to amend the Company's governance documents (certificate of incorporation or bylaws) to provide that director nominees shall be elected by the affirmative vote of the majority of votes cast at an annual meeting of shareholders."

Rule 14a-8(i)(11) provides that a proposal may be excluded if it "substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting." The Staff has consistently found that the proposal first submitted is the one to be included. *See, e.g. Great Lakes Chemical Corp.*, (avail. Mar. 2, 1998); *Pacific Gas and Electric Co.* (avail. Jan. 6, 1994). Intel received the Proposal prior to receiving the Union Proposal. Consequently, if Intel is required to include the Proposal in its 2005 Proxy Materials, then the Union Proposal is properly omitted as substantially duplicative of the Proposal.

The Union Proposal substantially duplicates the Proposal because the action required under the Proposal subsumes the specific item covered in the Union Proposal. The Staff has taken the position that proposals do not need to be identical in their terms and scope to be considered substantially duplicative when the proposals have the same principal focus. *See Pacific Gas & Electric Co.* (avail. Feb. 1, 1993).

The Union Proposal and the Proposal have the same principal focus. Both proposals address the issue of implementing some form of majority-voting standard. In the Union Proposal, the proponent requests that Intel's board of directors amend the company's corporate governance documents to provide that director nominees be elected by a majority vote. According to the supporting statement of the Union Proposal, "the proposed majority vote standard would require that a director receive a majority of the vote cast in order to be elected to the Board." Similarly, the Proposal advocates for a simple majority vote to apply on each issue that can be subject to shareholder vote.

The difference in the Proposal and the Union Proposal is that the Union Proposal addresses only a subset of the matters submitted for a stockholder vote that are covered by the Proposal. The Proposal requests that Intel "...take each step necessary for a simple majority vote to apply on each issue that can be subject to shareholder vote - to the greatest extent possible."

"Each issue," as used in the Proposal, includes the election of director nominees, which is exactly the subject of the Union Proposal. Thus, both the Proposal and the Union Proposal address a majority voting standard for the election of director nominees. Accordingly, we believe that if the Staff does not concur that Intel may exclude the Proposal for the reasons set forth in Sections I and II of this letter, then Intel may exclude the Union Proposal from its 2005 Proxy Materials pursuant to Rule 14a-8(i)(11), as substantially duplicative of the Proposal, and we request that the Staff concur with our conclusion.

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff of the Commission concur that it will take no action if Intel excludes the Proposal from its 2005 Proxy Materials. We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. If we can be of any further assistance in this matter, please do not hesitate to call me at (202) 955-8671, or Rachel Kosmal, Senior Attorney at Intel, at (408) 765-2283.

Sincerely,

Ronald O. Mueller

Enclosures

cc: Rachel Kosmal, Intel Corporation
Edward P. Olson
John Chevedden

70305945_2.DOC

EXHIBIT A

Edward P. Olson
3729 Weston Place
Long Beach, CA 90807

Cary I. Klafter, Corporate Secretary
Intel Corporation
2200 Mission College Blvd.
Santa Clara CA 95052
PH: 408 765-8080
FX: 408 765-9904

NOV 01 2004
T. DUNLAP

Dear Cary Klafter,

This Rule 14a-8 proposal is respectfully submitted to advance the long-term performance of our company. This proposal is submitted for the next annual shareholder meeting. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the applicable shareholder meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is the proxy for Mr. John Chevedden and/or his designee to act on my behalf in shareholder matters, including this Rule 14a-8 proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communication to Mr. Chevedden at:

2215 Nelson Ave., No. 205
Redondo Beach, CA 90278
PH: 310-371-7872

Your consideration and the consideration of the Board of Directors is appreciated.

Sincerely,

Edward P. Olson

10/25/04
Date

3 – Adopt Simple Majority Vote

RESOLVED: That our Board of Directors take each step necessary for a simple majority vote to apply on each issue that can be subject to shareholder vote – to the greatest extent possible.

Edward P. Olson, 3729 Weston Place, Long Beach, CA 90807 submitted this proposal.

75% Yes-Vote

This topic won a 75% yes-vote average at 7 major companies in 2004. The Council of Institutional Investors www.cii.org formally recommends adoption of this proposal topic.

Terminate the Frustration of the Shareholder Majority

Our current rule allows a small minority to frustrate the will of the shareholder majority. For example, in requiring a 80% vote of shares to make certain governance changes, if 79% vote yes and only 1% vote no — only 1% could force their will on the overwhelming 79% majority. Such 80% supermajority vote requirements can lock in provisions that are harmful to shareholders and limit shareholders' role in our company.

Progress Begins with a First Step

I believe that the need to take at least the above RESOLVED step is reinforced by viewing our overall corporate governance fitness which is not impeccable. For instance in 2004 it was reported:

- Intel Director Reed Hundt is designated a "problem director" by The Corporate Library (TCL), an independent investment research firm in Portland, Maine. Reason: His involvement with the board of Allegiance Telecom, which filed for Chapter 11 bankruptcy protection in May, 2003.
- TCL gave our company an "F" in overall board effectiveness:
  "Overall the company's Board Effectiveness Rating suggests that the weaknesses of the board contribute a HIGH degree of investment, credit or underwriter risk to this stock."
- Two directors had 30 to 35 years tenure each – independence concern.
- Our key Audit Committee of only 3-members had one member with 35 years director tenure – independence concern.
- Three directors were each allowed to own only zero (0) to 1600 shares – commitment concern.
- Five directors were allowed to hold from 4 to 6 director seats each – over-extension concern.
- There were two insiders and two directors with non-director links on our board – independence concern.
- 2003 CEO pay of $16 million including stock option grants.
  Source: Executive PayWatch Database,
  http://www.aflcio.org/corporateamerica/paywatch/ceou/database.cfm
  Plus $78 million in unexercised stock options from previous years.
- If CEO pay is excessive – this could be a sign that our board is weak in its oversight of our CEO.

One Step Forward

The above slate of sub-par practices reinforce the reason to adopt the initial RESOLVED statement to help in improving our overall corporate governance.

Adopt Simple Majority Vote
Yes on 3

Notes:
The above format is the format submitted and intended for publication.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 which includes:

Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:

- the company objects to factual assertions because they are not supported;

- the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;

- the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or

- the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

Please note that the title of the proposal is part of the argument in favor of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout the proxy materials.

Please advise if there is any typographical question.

Stock will be held until after the annual meeting. Verification of stock ownership will be forwarded.

EXHIBIT B

Intel Corporation
2200 Mission College Blvd.
P.O. Box 58119
Santa Clara, CA 95052-8119
(408) 765-8080
www.intel.com

intel®

November 10, 2004

VIA FEDERAL EXPRESS

John Chevedden
2215 Nelson Ave. #205
Redondo Beach, CA 90278

Re: Stockholder proposal

Dear Mr. Chevedden:

On November 1, 2004, we received a letter from Mr. Edward P. Olson, which included a stockholder proposal. Mr. Olson's letter requested that we direct all further correspondence regarding the proposal to you.

As you are aware, pursuant to Rule 14a-8(b) under the Securities Exchange Act of 1934, Mr. Olson must provide proof to us that he continuously owned at least $2,000 in market value, or 1%, of Intel's common stock that would be entitled to be voted on his proposal for at least one year by the date Mr. Olson submitted the proposal. Mr. Olson's letter contains his written statement that he intends to continue ownership of the shares through the date of our 2005 annual meeting, so we will need only the following additional proof of ownership:

- A written statement from the "record" holder of Mr. Olson's shares verifying that, at the time Mr. Olson submitted his proposal, he continuously held the shares for at least one year.

- If the Mr. Olson has filed a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or amendments to those documents or updated forms, reflecting his ownership of the shares as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in his ownership level.

Your response to this letter must be postmarked no later than 14 days from the date you receive this letter. For your convenience, please find enclosed a copy of Rule 14a-8.

Sincerely,

Rachel E. Kosmal
Senior Attorney

Securities Lawyer's Deskbook

UNIVERSITY OF Cincinnati

published by **The University of Cincinnati College of Law**

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General Rules and Regulations promulgated under the Securities Exchange Act of 1934

Rule 14a-8 -- Proposals of Security Holders

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and- answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

a. Question 1: What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

b. Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?

   1. In order to be eligible to submit a proposal, you must have continuously held at least

$2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

2. If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

   i. The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

   ii. The second way to prove ownership applies only if you have filed a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

      A. A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

      B. Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

      C. Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

c. Question 3: How many proposals may I submit: Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

d. Question 4: How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

e. Question 5: What is the deadline for submitting a proposal?

   1. If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year

more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10- Q or 10-QSB, or in shareholder reports of investment companies under Rule 30d-1 of the Investment Company Act of 1940. [Editor's note: This section was redesignated as Rule 30e-1. See 66 FR 3734, 3759, Jan. 16, 2001.] In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

2. The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and mail its proxy materials.

3. If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and mail its proxy materials.

f. Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section?

   1. The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under Rule 14a-8 and provide you with a copy under Question 10 below, Rule 14a-8(j).

   2. If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

g. Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

h. Question 8: Must I appear personally at the shareholders' meeting to present the proposal?

   1. Either you, or your representative who is qualified under state law to present the

proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

2. If the company holds it shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

3. If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

i. Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?

1. Improper under state law: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Not to paragraph (i)(1)

Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

2. Violation of law: If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Not to paragraph (i)(2)

Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law could result in a violation of any state or federal law.

3. Violation of proxy rules: If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

4. Personal grievance; special interest: If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

5. Relevance: If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earning sand gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

6. Absence of power/authority: If the company would lack the power or authority to implement the proposal;

7. Management functions: If the proposal deals with a matter relating to the company's ordinary business operations;

8. Relates to election: If the proposal relates to an election for membership on the company's board of directors or analogous governing body;

9. Conflicts with company's proposal: If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting.

Note to paragraph (i)(9)

Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

---

10. Substantially implemented: If the company has already substantially implemented the proposal;

11. Duplication: If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

12. Resubmissions: If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

    i. Less than 3% of the vote if proposed once within the preceding 5 calendar years;

ii. Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

iii. Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

13. Specific amount of dividends: If the proposal relates to specific amounts of cash or stock dividends.

j. Question 10: What procedures must the company follow if it intends to exclude my proposal?

1. If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

2. The company must file six paper copies of the following:

i. The proposal;

ii. An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

iii. A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

k. Question 11: May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

l. Question 12: If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

1. The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

2. The company is not responsible for the contents of your proposal or supporting statement.

m. Question 13: What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

1. The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

2. However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti- fraud rule, Rule 14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

3. We require the company to send you a copy of its statements opposing your proposal before it mails its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

   i. If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

   ii. In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under Rule 14a-6.

Regulatory History

48 FR 38222, Aug. 23, 1983, as amended at 50 FR 48181, Nov. 22, 1985; 51 FR 42062, Nov. 20, 1986; 52 FR 21936, June 10, 1987; 52 FR 48983, Dec. 29, 1987; 63 FR 29106, 29119, May 28, 1998, as corrected at 63 FR 50622, 50623, Sept. 22, 1998

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EXHIBIT C

Express

11/10/04 Sender's FedEx Account Number 1563-5585-2

Rachel Kosmal Phone (408) 765-2283

INTEL CORP

2200 MISSION COLLEGE BLVD

ANTA CLARA State CA ZIP 95054-1549

Internal Billing Reference OPTIONAL

John Chevedden Phone (310) 371-7872

2215 Nelson Ave *205

Redondo Beach CA 90278

State ZIP

Try online shipping at fedex.com

By using this Airbill you agree to the service conditions on the back of this Airbill and in our current Service Guide, including terms that limit our liability.

Questions? Visit our Web site at fedex.com or call 1.800.GoFedEx 1.800.463.3339.

0283399301

4a Express Package Service

- [ ] FedEx Priority Overnight
- [x] FedEx Standard Overnight
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- [ ] FedEx 2Day
- [ ] FedEx Express Saver

4b Express Freight Service

- [ ] FedEx 1Day Freight
- [ ] FedEx 2Day Freight
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5 Packaging

- [ ] FedEx Envelope
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6 Special Handling

- [ ] SATURDAY Delivery
- [ ] HOLD Weekday at FedEx Location
- [ ] HOLD Saturday at FedEx Location

Does this shipment contain dangerous goods?

- [x] No
- [ ] Yes
- [ ] Yes
- [ ] Dry Ice
- [ ] Cargo Aircraft Only

7 Payment Bill to:

- [x] Sender
- [ ] Recipient
- [ ] Third Party
- [ ] Credit Card
- [ ] Cash/Check

Total Packages Total Weight Total Declared Value $ .00

8 Sign to Authorize Delivery Without a Signature

By signing you authorize us to deliver this shipment without obtaining a signature and agree to indemnify and hold us harmless from any resulting claims.

466

PULL AND RETAIN THIS COPY BEFORE AFFIXING TO THE PACKAGE.

Tracking number	846864781054	**Delivered to**	Residence
Signed for by	J.CHEVEDDEN	**Service type**	Standard Envelope
Ship date	Nov 10, 2004		
Delivery date	Nov 12, 2004 1:41 PM		
		Status	Delivered

Date/Time		Activity	Location	Details
Nov 12, 2004	1:41 PM	**Delivered**		
	8:03 AM	On FedEx vehicle for delivery	HAWTHORNE, CA	
Nov 11, 2004	4:42 PM	At local FedEx facility	HAWTHORNE, CA	
	1:53 PM	Delivery exception	HAWTHORNE, CA	Customer not available or business closed
	8:01 AM	On FedEx vehicle for delivery	HAWTHORNE, CA	
	7:19 AM	At local FedEx facility	HAWTHORNE, CA	
	3:37 AM	Departed FedEx location	OAKLAND, CA	
	2:47 AM	Arrived at FedEx location	LOS ANGELES, CA	
	1:20 AM	Package data transmitted to FedEx		
Nov 10, 2004	9:46 PM	Arrived at FedEx location	OAKLAND, CA	
	6:21 PM	Left origin	SANTA CLARA, CA	
	5:58 PM	Picked up	SANTA CLARA, CA	

EXHIBIT D

November 25, 2004
Ms. Rachel Kosmal
Intel Corporation
FX: 408-653-5661
FX: 408-765-1859

Dear Ms. Kosmal,

Ms. Eve King <Eve.King@wedbush.com> can confirm Edward P. Olson's ownership of $2000 of company stock for the one continuous year according to the Rule 14a-8 requirement. Please telephone me on November 29, 2004 if there is any question.

Sincerely,

John Chevedden
PH: 310-371-7872

cc: Edward P. Olson

EXHIBIT E

Kosmal, Rachel E

From:	Kosmal, Rachel E
Sent:	Monday, November 29, 2004 2:03 PM
To:	eve.king@wedbush.com
Cc:	olmsted7point@yahoo.com
Subject:	Stock Ownership Confirmation for Edward P. Olson
Importance:	Low
Attachments:	Proof of Ownership 11.10.04.doc

Dear Ms. King:

In connection with a stockholder proposal we received from Mr. Edward P. Olson (via John Chevedden, Mr. Olson's agent), we requested proof of stock ownership from Mr. Chevedden (see attached electronic copy of the letter). Mr. Chevedden has referred us to you. Presumably, you are the record holder of Mr. Olson's shares and therefore we respectfully request the following:

- A written statement from the "record" holder of Mr. Olson's shares verifying that, at the time Mr. Olson submitted his proposal, he continuously held the shares for at least one year.

If you have any questions, please do not hesitate to call me directly at the number below.

Best regards, Rachel

Rachel Kosmal
Sr. Attorney
Intel Corporation
Tel: (408) 765-2283
Fax: (408) 653-5661

EXHIBIT F

UNITED BROTHERHOOD OF CARPENTERS AND JOINERS OF AMERICA

Douglas J. McCarron

General President

October 26, 2004

Cary I. Klafter
Corporate Secretary
Intel Corporation
2200 Mission College Blvd. RN6-27
Santa Clara, CA 95052-8119

Dear Mr. Klafter:

On behalf of the United Brotherhood of Carpenters Pension Fund ("Fund"), I hereby submit the enclosed shareholder proposal ("Proposal") for inclusion in the Intel Corporation ("Company") proxy statement to be circulated to Company shareholders in conjunction with the next annual meeting of shareholders. The Proposal relates to the issue of the expensing of stock options. The Proposal is submitted under Rule 14(a)-8 (Proposals of Security Holders) of the U.S. Securities and Exchange Commission proxy regulations.

The Fund is the beneficial owner of approximately 105,400 shares of the Company's common stock that have been held continuously for more than a year prior to this date of submission. The Fund intends to hold the shares through the date of the Company's next annual meeting of shareholders. The record holder of the stock will provide the appropriate verification of the Fund's beneficial ownership by separate letter. Either the undersigned or a designated representative will present the Proposal for consideration at the annual meeting of shareholders.

If you have any questions or wish to discuss the Proposal, please contact Ed Durkin, at (202) 546-6206 ext. 221 or at edurkin@carpenters.org. Copies of any correspondence related to the proposal should be forwarded to Mr. Durkin at United Brotherhood of Carpenters, Corporate Affairs Department, 101 Constitution Avenue, NW, Washington D.C. 20001 or faxed to 202-543-4871.

Sincerely,

Douglas J. McCarron
Fund Chairman

cc. Edward J. Durkin
Enclosure

Stock Option Expensing Proposal

Resolved: That the stockholders of Intel Corporation ("Company") hereby request that the Company's Board of Directors establish a policy of expensing in the Company's annual income statement the costs of all future stock options issued by the Company.

Supporting Statement: Current accounting rules give companies the choice of reporting stock option expenses annually in the company income statement or as a footnote in the annual report. (Financial Accounting Standards Board Statement 123) Many companies, including ours, report the cost of stock options as a footnote in the annual report, rather than include the option costs in determining operating income. We believe that expensing stock options would more accurately reflect a company's operational earnings.

Stock options are an important component of our Company's executive compensation program. We believe that the lack of option expensing can promote excessive use of options in a company's compensation plans, obscure and understate the cost of executive compensation and promote the pursuit of corporate strategies designed to promote short-term stock price rather than long-term corporate value.

"The failure to expense stock option grants has introduced a significant distortion in reported earnings," stated Federal Reserve Board Chairman Greenspan. "Reporting stock options as expenses is a sensible and positive step toward a clearer and more precise accounting of a company's worth." *Globe and Mail*, "Expensing Options is a Bandwagon Worth Joining," Aug. 16, 2002.

Warren Buffett wrote in a *New York Times* Op-Ed piece on July 24, 2002:

> There is a crisis of confidence today about corporate earnings reports and the credibility of chief executives. And it's justified.
>
> For many years, I've had little confidence in the earnings numbers reported by most corporations. I'm not talking about Enron and WorldCom—examples of outright crookedness. Rather, I am referring to the legal, but improper, accounting methods used by chief executives to inflate reported earnings.
>
> Options are a huge cost for many corporations and a huge benefit to executives. No wonder, then, that they have fought ferociously to avoid making a charge against their earnings.

> Without blushing, almost all CEOs have told their shareholders that options are cost-free...
>
> When a company gives something of value to its employees in return for their services, it is clearly a compensation expense. And if expenses don't belong in the earnings statement, where in the world do they belong?

Bear Stearns recently reported that more than 483 companies are expensing stock options or will do so. 113 of these companies are S&P 500 companies, representing 41% of the index based on market capitalization. (Bear Stearns Equity Research, 2/12/04).

This proposal received a majority of the vote cast last year at Intel. Despite this positive vote, the Company continues to expend corporate resources to fight option expensing by taking an active and public role in lobbying Congress to defeat efforts to require all companies to expense options. We believe these actions are inappropriate given the significant shareholder support for option expensing. We urge your continued support for this important reform.

GIBSON, DUNN & CRUTCHER LLP
LAWYERS
A REGISTERED LIMITED LIABILITY PARTNERSHIP
INCLUDING PROFESSIONAL CORPORATIONS

1050 Connecticut Avenue, N.W. Washington, D.C. 20036-5306
(202) 955-8500
www.gibsondunn.com
rmueller@gibsondunn.com

January 12, 2005

Direct Dial
(202) 955-8671
Fax No.
(202) 530-9569

Client No.
22013-00029

VIA HAND DELIVERY
Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: *Intel Corporation; Supplemental Letter Regarding Stockholder Proposals of Edward P. Olson and the Sheet Metal Workers' National Pension Fund Securities Exchange Act of 1934 – Section 14(a), Rule 14a-8*

Dear Ladies and Gentlemen:

On January 7, 2005, we submitted a letter on behalf of our client, Intel Corporation (the "Company"), notifying the staff of the Division of Corporation Finance (the "Staff") of the Company's intention to omit from its proxy statement and form of proxy for the Company's 2005 Annual Meeting of Stockholders a stockholder proposal (the "Proposal") submitted by Edward P. Olson. In addition, we requested that, should the Staff not concur that Mr. Olson's proposal was excludable, that the Staff concur that a proposal from the Sheet Metal Workers' National Pension Fund was excludable.

It has come my attention that Exhibit F to my January 7, 2005 letter inadvertently contained a different stockholder proposal instead of the stockholder proposal received from the Sheet Metal Workers' National Pension Fund. Please find attached hereto the Sheet Metal Workers' National Pension Fund's proposal, which should be included in the January 7, 2005 letter as Exhibit F.

* * *

Pursuant to Rule 14a-8(j), enclosed herewith are six (6) copies of this supplemental letter and its attachment. Also, in accordance with Rule 14a-8(j), a copy of this supplemental letter and its attachment are being mailed on this date to the Proponent. Please do not hesitate to call me at (202) 955-8671, or Rachel Kosmal, Senior Attorney at Intel, at (408) 765-2283.

Sincerely,

Ronald O. Mueller

ROM/eai
Enclosure

cc: Rachel Kosmal, Intel Corporation
Edward P. Olson
John Chevedden
Sheet Metal Workers' Union

70306579_1.DOC

SHEET METAL WORKERS' NATIONAL PENS ON FUND

FACSIMILE TRANSMITTAL SHEET

TO: Cary I. Klafter, Corporate Secretary	FROM: Matthew Hernandez
COMPANY: Intel Corporation	DATE: November 30, 2004
FAX NUMBER: (408) 653-5661	TOTAL NO. OF PAGES INCLUDING COVER: 5
PHONE NUMBER: (408) 765-8080	CC: Craig Rosenberg (847) 501-2942

Shareholder Resolution

☒ **URGENT** ☐ PLEASE COMMENT ☐ PLEASE REPLY

NOTES/COMMENTS:

601 N. FAIRFAX STREET, SUITE 500
ALEXANDRIA, VA 22314
(703)739-7021 OR
(703) 739-7856 FAX

SHEET METAL WORKERS' NATIONAL PENSION FUND

[Sent via facsimile to (408) 653-5661 and via UPS]

November 30, 2004

Cary I. Klafter
Corporate Secretary
Intel Corporation
M/S SC4-203 2200 Mission College Blvd.
Santa Clara, CA 95052-8119

Re: Director Election Majority Vote Standard Proposal

Dear Cary I. Klafter:

On behalf of the Sheet Metal Workers' National Pension Fund ("Fund"), I hereby submit the enclosed shareholder proposal ("Proposal") for inclusion in the Intel Corporation ("Company") proxy statement to be circulated to Company shareholders in conjunction with the next annual meeting of shareholders. The Proposal relates to an amendment to the Company's governance documents to provide that director nominees shall be elected by the affirmative vote of the majority of votes cast at an annual meeting of shareholders. The Proposal is submitted under Rule 14(a)-8 (Proposals of Security Holders) of the U.S. Securities and Exchange Commission proxy regulations.

The Fund is the beneficial owner of approximately 198,350 shares of the Company's common stock that have been held continuously for more than a year prior to this date of submission. The Fund and other Sheet Metal Worker pension funds are long-term holders of the Company's common stock. The Proposal is submitted to initiate a change to the director election vote standard to provide that in director elections a majority vote standard will be used in lieu of the Company's current plurality vote standard.

The Fund intends to hold the shares through the date of the Company's next annual meeting of shareholders. The record holder of the stock will provide the appropriate verification of the Fund's beneficial ownership by separate letter. Either the undersigned or a designated representative will present the Proposal for consideration at the annual meeting of shareholders.

If you have any questions or wish to discuss the Proposal, please contact me at (703) 739-7000. Copies of correspondence or a request for a "no-action" letter should likewise be directed to me at Sheet Metal Workers' National Pension Fund, 601 N. Fairfax Street, Suite 500, Alexandria, VA 22314. Copies should also be forwarded to Mr. Craig Rosenberg, ProxyVote Plus, Two Northfield Plaza, Northfield, IL 60093.

Sincerely,

Matthew Hernandez /kfw

Matthew Hernandez
Corporate Governance Advisor

Enclosure

cc: Craig Rosenberg

Director Election Majority Vote Standard Proposal

Resolved: That the shareholders of Intel Corporation ("Company") hereby request that the Board of Directors initiate the appropriate process to amend the Company's governance documents (certificate of incorporation or bylaws) to provide that director nominees shall be elected by the affirmative vote of the majority of votes cast at an annual meeting of shareholders.

Supporting Statement: Our Company is incorporated in Delaware. Among other issues, Delaware corporate law addresses the issue of the level of voting support necessary for a specific action, such as the election of corporate directors. Delaware law provides that a company's certificate of incorporation or bylaws may specify the number of votes that shall be necessary for the transaction of any business, including the election of directors. (DGCL, Title 8, Chapter 1, Subchapter VII, Section 216). Further, the law provides that if the level of voting support necessary for a specific action is not specified in the certificate of incorporation or bylaws of the corporation, directors "shall be elected by a plurality of the votes of the shares present in person or represented by proxy at the meeting and entitled to vote on the election of directors."

Our Company presently uses the plurality vote standard for the election of directors. We feel that it is appropriate and timely for the Board to initiate a change in the Company's director election vote standard. Specifically, this shareholder proposal urges that the Board of Directors initiate a change to the director election vote standard to provide that in director elections a majority vote standard will be used in lieu of the Company's current plurality vote standard. Specifically, the new standard should provide that nominees for the board of directors must receive a majority of the vote cast in order to be elected or re-elected to the Board.

Under the Company's current plurality vote standard, a director nominee in a director election can be elected or re-elected with as little as a single affirmative vote, even while a substantial majority of the votes cast are "withheld" from that director nominee. So even if 99.99% of the shares "withhold" authority to vote for a candidate or all the candidates, a 0.01% "for" vote results in the candidate's election or re-election to the board. The proposed majority vote standard would require that a director receive a majority of the vote cast in order to be elected to the Board.

It is our contention that the proposed majority vote standard for corporate board elections is a fair standard that will strengthen the Company's governance and the Board. Our proposal is not intended to limit the judgment of the Board in crafting the requested governance change. For instance, the Board should address the status of incumbent directors who fail to receive a majority vote when standing for re-election under a majority vote standard or whether a plurality director election standard is appropriate in contested elections.

We urge your support of this important director election reform.

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

310-371-7872

6 Copies
FX: 202-942-9525

January 10, 2005

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

Intel Corporation (INTC)
Initial Proponent Position on Company No-Action Request
Rule 14a-8 Proposal: Simple Majority Vote
Proponent: Edward P. Olson

Ladies and Gentlemen:

The company January 7, 2005 no action request contains false and/or misleading information. On page 7 its says that a Union Proposal, Exhibit F requests that Intel's Board "initiate the appropriate process to amend the Company's governance documents (certificate of incorporation or bylaws) to provide that director nominees shall be elected by the affirmative vote of the majority of votes cast at an annual meeting of shareholders."

However the only Union proposal included as an exhibit was a proposal for "Stock Option Expensing" with an October 26, 2004 letter from the United Brotherhood of Carpenters and Joiners of America.

Thus the company no action request is apparently internally discredited.

Sincerely,

John Chevedden

cc: Edward P. Olson
Rachel Kosmal

3 – Adopt Simple Majority Vote

RESOLVED: That our Board of Directors take each step necessary for a simple majority vote to apply on each issue that can be subject to shareholder vote – to the greatest extent possible.

Edward P. Olson, 3729 Weston Place, Long Beach, CA 90807 submitted this proposal.

75% Yes-Vote

This topic won a 75% yes-vote average at 7 major companies in 2004. The Council of Institutional Investors www.cii.org formally recommends adoption of this proposal topic.

Terminate the Frustration of the Shareholder Majority

Our current rule allows a small minority to frustrate the will of the shareholder majority. For example, in requiring a 80% vote of shares to make certain governance changes, if 79% vote yes and only 1% vote no — only 1% could force their will on the overwhelming 79% majority. Such 80% supermajority vote requirements can lock in provisions that are harmful to shareholders and limit shareholders' role in our company.

Progress Begins with a First Step

I believe that the need to take at least the above RESOLVED step is reinforced by viewing our overall corporate governance fitness which is not impeccable. For instance in 2004 it was reported:

- Intel Director Reed Hundt is designated a "problem director" by The Corporate Library (TCL), an independent investment research firm in Portland, Maine. Reason: His involvement with the board of Allegiance Telecom, which filed for Chapter 11 bankruptcy protection in May, 2003.
- TCL gave our company an "F" in overall board effectiveness:
  "Overall the company's Board Effectiveness Rating suggests that the weaknesses of the board contribute a HIGH degree of investment, credit or underwriter risk to this stock."
- Two directors had 30 to 35 years tenure each – independence concern.
- Our key Audit Committee of only 3-members had one member with 35 years director tenure – independence concern.
- Three directors were each allowed to own only zero (0) to 1600 shares – commitment concern.
- Five directors were allowed to hold from 4 to 6 director seats each – over-extension concern.
- There were two insiders and two directors with non-director links on our board – independence concern.
- 2003 CEO pay of $16 million including stock option grants.
  Source: Executive PayWatch Database,
  http://www.aflcio.org/corporateamerica/paywatch/ceou/database.cfm
  Plus $78 million in unexercised stock options from previous years.
- If CEO pay is excessive – this could be a sign that our board is weak in its oversight of our CEO.

One Step Forward

The above slate of sub-par practices reinforce the reason to adopt the initial RESOLVED statement to help in improving our overall corporate governance.

Adopt Simple Majority Vote
Yes on 3

Notes:
The above format is the format submitted and intended for publication.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 which includes:

Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:

• the company objects to factual assertions because they are not supported;

• the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;

• the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or

• the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

Please note that the title of the proposal is part of the argument in favor of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout the proxy materials.

Please advise if there is any typographical question.

Stock will be held until after the annual meeting. Verification of stock ownership will be forwarded.

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278
310-371-7872

6 Copies
FX: 202-942-9525

January 14, 2005

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

Intel Corporation (INTC)
Shareholder Position on Company No-Action Request
Rule 14a-8 Proposal: Simple Majority Vote
Shareholder: Edward P. Olson

Ladies and Gentlemen:

The Staff has allowed proponents to correct deficiencies after the 14-day period upon finding deficiencies in a company's notification letter. For example, Boise Cascade Corporation (Feb. 8, 2002), Duke Realty Corporation (Feb. 7, 2002) and Sysco Corporation (August 10, 2001). Mr. Olson's qualifying stock ownership is verified by the attached broker letter.

There is no tracking number on the company overnight address label that matches the page with a purported delivery date. The page with a purported delivery date has no delivery company logo. Hence the company has not demonstrated that it abided by its part of rule 14a-8 to provide the required notification to the shareholder.

SLB No. 14 states:
7. Companies should provide us with all relevant correspondence when submitting the no-action request, including the shareholder proposal, any cover letter that the shareholder provided with the proposal, the shareholder's address and any other correspondence the company has exchanged with the shareholder relating to the proposal. If the company provided the shareholder with notice of a perceived eligibility or procedural defect, the company should include a copy of the notice, documentation demonstrating when the company notified the shareholder, documentation *demonstrating when the shareholder received the notice* and any shareholder response to the notice (emphasis added).

a. Should a company's notices of defect(s) give different levels of information to different shareholders depending on the company's perception of the shareholder's sophistication in rule 14a-8?

No. Companies should not assume that any shareholder is familiar with the proxy rules or give different levels of information to different shareholders based on the fact that the shareholder may or may not be a frequent or "experienced" shareholder proponent.

Mr. Olson's qualifying stock ownership is verified by the attached broker letter. Mr. Olson finally received the verification of ownership on December 30, 2004. This is an example of a well-known, established brokers not being familiar with meeting the broker verification requirement of rule 14a-8.

Additionally brokers have no financial incentive to meet the requirements of the rule. And the small shareholder has no leverage to apply to the broker. For example it took two months for an established broker to comply. I do not believe that the broker was intended to be the gatekeeper in the rule 14a-8 process.

The company implicitly claimed the Board would be stumped by implementing an established shareholder proposal topic entitled "Adopt Simple Majority Vote." In its over-zealousness the company implicitly claims that the board is incompetent both on its own and on its ability to hire knowledgeable governance specialists.

SBC Communications Inc. (January 5, 2005) is a precedent on the same topic as this proposal and stated:
The proposal recommends that the board take each step necessary for a simple majority vote to apply on each issue that can be subject to shareholder vote.
We are unable to concur in your view that SBC may exclude the proposal under rule 14a-8(I)(3).

The company on the other hand cites older and furthermore much older purported precedents on a number of other proposal topics unrelated to the topic here.

This is to request that if the company intends to make it difficult for shareholders who do not attend the annual meeting to learn germane information on a proposal, such as the identity of the proponent, that the company at least provide in the definitive proxy a company email address to use to request the proponent's identity. By the company including an email address to request this information, there will be a self-enforcing mechanism to ensure that the company provides information to shareholders who make requests on a timely basis.

The company January 7, 2005 no action request contained false and/or misleading information (purportedly corrected since). On page 7 its said that a Union Proposal, Exhibit F requests that Intel's Board "initiate the appropriate process to amend the Company's governance documents (certificate of incorporation or bylaws) to provide that director nominees shall be elected by the affirmative vote of the majority of votes cast at an annual meeting of shareholders."

However the only Union proposal included as an exhibit was a proposal for "Stock Option Expensing" with an October 26, 2004 letter from the United Brotherhood of Carpenters and Joiners of America.

For the above reasons it is respectfully requested that concurrence not be granted to the company.

Since the company has had the first word in the no action process it is respectfully requested that the proponent have the opportunity for the last word in the no action process.

Sincerely,

John Chevedden

cc: Rachel Kosmal

1000 WILSHIRE BOULEVARD | LOS ANGELES | CALIFORNIA 90017-2465
P.O BOX 30014 | LOS ANGELES | CALIFORNIA 90030-0014
MEMBER NEW YORK STOCK EXCHANGE
www.wedbush.com

WEDBUSH MORGAN SECURITIES
Investment Bankers for Entrepreneurs

(213) 688-8000

December 30, 2004

Mr. Edward P. Olson
3729 N. Weston Place
Long Beach, CA 90807-3313

RE: Account PW72 6361-1568

Dear Mr. Olson

As the clearing agent for Mr. Olson's broker/dealer, Pacific West Securities, and the Custodian of Mr. Olson's retirement account, this is to confirm that Mr. Olson has owned no less than $2000 of the following stocks continuously for no less than 14 months, as of December 21, 2004:

329 shares DirecTV Group, Inc. (DTV)
600 shares Goodyear Tire & Rubber (GT)
300 shares Intel Corp. (INTC)
100 shares JPMorgan Chase & Co (JPM)
1,200 shares Schwab Charles Cor New (SCH)
300 shares Sprint Corp. (FON)
600 shares Tex Instruments, Inc. (TXN)
400 shares Time Warner, Inc. New (TWX)
600 shares (XRX) Xerox Corp.
700 shares Yahoo, Inc. (YHOO)
200 shares Boeing Co. (BA)
200 shares Ford Motor (F)

Sincerely,

Eve King
Correspondent Liaison

cc: Jim Balkman

"People Serving People"

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 1, 2005

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Intel Corporation
Incoming letter dated January 7, 2005

The first proposal relates to simple majority voting. The second proposal requests that the board initiate the appropriate process to amend Intel's governance documents to provide that director nominees shall be elected by the affirmative vote of the majority of votes cast.

There appears to be some basis for your view that Intel may exclude the first proposal under rule 14a-8(f). We note that the proponent appears to have failed to supply, within 14 days of receipt of Intel's request, documentary support sufficiently evidencing that he satisfied the minimum ownership requirement for the one-year period as of the date that he submitted the proposal as required by rule 14a-8(b). Accordingly, we will not recommend enforcement action to the Commission if Intel omits the first proposal from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f). In reaching this position, we have not found it necessary to address the alternative basis for omission of the first proposal upon which Intel relies.

We are unable to concur in your view that Intel may exclude the second proposal under rule 14a-8(i)(11). We note that the first proposal will not be included in Intel's 2005 proxy materials. Accordingly, we do not believe that Intel may exclude the second proposal from its proxy materials in reliance on rule 14a-8(i)(11).

Sincerely,

Heather L. Maples

Heather L. Maples
Special Counsel